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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Northwest Airlines Corporation                   (Month/Day/Year)       Continental Airlines, Inc.; CAIA
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)            1/25/98        5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
   2700 Lone Oak Parkway                            Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                           95-4205287       ----               ----                   Joint/Group Filing
                                                 -----------------------                                          (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   Eagan,          Minnesota           55121                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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   Class A Common Stock, $0.01 par value             8,535,868 shares                    I             See Attachment A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          of                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Explanation of Responses:


                                                                    NORTHWEST AIRLINES CORPORATION

                                                                    By: /s/ Douglas M. Steenland               February 4, 1998
                                                                       -------------------------------------  ----------------------
                                                                            Douglas M. Steenland                      Date
                                                                            Senior Vice President,
                                                                            General Counsel and Secretary

**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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                                ATTACHMENT A TO FORM 3
                                ----------------------

Reporting Person                   Date of Event      Issuer Name and Ticker
----------------                   -------------      ----------------------
Northwest Airlines Corporation        1/25/98         Continental Airlines, Inc.
2700 Lone Oak Parkway                                          CAIA
Eagan, Minnesota 55121


4.  Nature of Indirect Beneficial Ownership

          On January 25, 1998, Northwest Airlines Corporation, a Delaware corporation ("Northwest"), Newbridge Parent Corporation, a Delaware corporation ("Newbridge"), Air Partners, L.P., a Texas limited partnership (the "Partnership"), the partners of the Partnership signatories thereto (the "Partners"), Bonderman Family Limited Partnership, a Texas limited partnership ("Transferor I"), 1992 Air, Inc., a Texas corporation ("Transferor II"), and Air Saipan, Inc., a corporation organized under the laws of the Commonwealth of the Northern Marianas Islands ("Transferor III", and collectively with "Transferor I" and "Transferor II", the "Transferors"), entered into an Investment Agreement (the "Investment Agreement"). Pursuant to the Investment Agreement and subject to the terms and conditions set forth therein, Northwest and Newbridge will acquire from the Partners the outstanding partnership interests in the Partnership and from the Transferors the shares of Class A Common Stock of Continental Airlines, Inc., a Delaware corporation ("Continental"), par value $.01 per share ("Continental Class A Common Stock"), owned by them, in exchange for shares of Class A Common Stock, par value $.01 per share, of Newbridge ("Newbridge Class A Common Stock") and cash.

          The Partnership and the Transferors beneficially own in the aggregate 8,535,868 shares of Continental Class A Common Stock, which amount includes 3,039,468 shares that may be acquired upon the exercise of warrants held by the Parterniship and represents approximately 13.8% of Continental's common stock equity and approximately 51.8% of its outstanding common stock voting power.

          Under the Investment Agreement, the Partnership, the Partners and the Transferors have agreed, among other things and subject to certain limited exceptions, not to (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign, or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all shares of Continental Class A Common Stock, including shares of Continental Class A Common Stock issuable upon the exercise of warrants to purchase shares of Continental Class A Common Stock held by the Partnership; or (ii) grant any proxies or powers of attorney, deposit any shares of Continental Class A Common Stock into a voting trust or enter into any other voting arrangement with respect to any shares of Continental Class A Common Stock.

          Under the Investment Agreement, the Partnership, the Partners and the Transferors have agreed that at any meeting of the stockholders of Continental or in any other


                                     Page 3 of 4

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circumstance in which the Partnership's or such Transferor's vote, consent or other approval is sought or otherwise eligible to be given, it will vote (or cause to be voted) the shares of Continental Class A Common Stock owned by the Partnership or the Transferor, as the case may be, (i) against any action that would result in a material breach by the Partnership, the Partners or the Transferors of the Investment Agreement and (ii) except as otherwise agreed by Northwest, against the following actions: (1) any Business Combination (as such term is defined in the Investment Agreement) involving Continental (other than a Business Combination with Northwest or any of its affiliates), (2) any change in the majority of the Board of Directors of Continental, (3) any material change in the present capitalization of Continental or any amendment of Continental's Certificate of Incorporation or By-laws, (4) any other material change in Continental's corporate structure or business, (5) any other action that could reasonably be expected to prevent the transactions contemplated by the Investment Agreement or the entry by Northwest and Continental into an operating alliance, or (6) any action that would cause the fully diluted voting power of Continental represented by the shares of Continental Class A Common Stock held by the Partnership and the Transferors to be less than that percentage of the fully diluted voting power of Continental represented by such shares on the date of the Investment Agreement.


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